OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

QUANTRX BIOMEDICAL CORPORATION
(formerly known as A-Fem Medical Corporation)
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
74765N109
(CUSIP Number)
Mark Capital LLC
Atten. Evan M. Levine
6725 Mesa Ridge Rd., Suite 100 San Diego, CA 92121
(858) 552-0866
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74765N109	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: MARK CAPITAL LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
522258188

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ NOT APPLICABLE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware Limited Liability Company

	7	SOLE VOTING POWER:

NUMBER OF		2,945,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,945,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,945,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	74765N109	Page	3	of	5 Pages

1	NAMES OF REPORTING PERSONS: EVAN LEVINE

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ NOT APPLICABLE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		3,970,220

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,970,220

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,970,220

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT 7.11
EXHIBIT 7.12
EXHIBIT 7.13
EXHIBIT 7.14
EXHIBIT 7.15
EXHIBIT 7.16
EXHIBIT 7.17
EXHIBIT 7.18
EXHIBIT 7.19
EXHIBIT 7.20

CUSIP No. 74765N109	Schedule 13D
Item 1. Security and Issuer.
This statement relates to certain shares of common stock, $0.01 par value per share (“Common Stock”), of QuantRx Biomedical Corporation, a Nevada corporation formerly known as A-Fem Medical Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 S. Main Street, Suite 300 Doylestown, Pennsylvania 18901.
Item 2. Identity and Background.
(a) The names of the persons filing this statement are Mark Capital, LLC, a Delaware limited liability company (“Mark Capital”), and Evan Levine, an individual (“Mr. Levine” and, together with Mark Capital, the “Reporting Persons”).
(b) The address of each of the Reporting Persons is 6725 Mesa Ridge Rd., Suite 100, San Diego, California 92121.
(c) The principal business of Mark Capital is making investments. Mr. Levine’s principal occupation is serving as the Chief Executive Officer of ADVENTRX Pharmaceuticals, Inc., a Delaware corporation (“Adventrx”). Adventrx is a biopharmaceutical research and development company focused on commercializing proprietary product candidates for the treatment of cancer and infectious diseases. The principal address of Adventrx is 6725 Mesa Ridge Road, Suite 100, San Diego, California 92121. Mr. Levine is also a member of the board of directors of the Issuer and the managing member of Mark Capital.
(d) During the last five years, neither Mark Capital nor Mr. Levine has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither Mark Capital nor Mr. Levine has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mark Capital or Mr. Levine was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mark Capital is a Delaware limited liability company. Mr. Levine is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
In October 2004, Mark Capital purchased 1,750,000 shares of Series A Convertible Preferred Stock of the Issuer (“Series A Stock”) and warrants to purchase an aggregate of 642,006 shares of Series A Stock (the “Warrants”) from Goldman Sachs & Co. (“Goldman”) for an aggregate purchase price of $46,715.64. Shares of Series A Stock are convertible into shares of Common Stock. In November 2004, Mark Capital exercised Warrants to purchase an aggregate of 462,006 shares of Series A Stock for an aggregate purchase price of $4,620.06. In November 2004, the Issuer issued to Mark Capital 300,000 shares of Common Stock for an aggregate purchase price of $15,000. In July 2005, Mark Capital also purchased 150,000 shares of Common Stock from a shareholder of the Issuer in a private transaction for an aggregate purchase price of $37,500. Immediately following the purchase, Mark Capital gifted to an individual 10,000 of the 150,000 shares of Common Stock purchased. The source of the funds for the acquisition of securities described in this paragraph was the working capital of Mark Capital.
In February 2006, Mark Capital agreed with the Issuer to convert all of Mark Capital’s shares of Series A Stock into 3,318,009 shares of Common Stock (a conversion rate of 1.5 shares of Common Stock for each share of Series A

Stock). In addition, Mark Capital agreed that each share of Series A Stock that may be issued upon exercise of Mark Capital’s warrants to purchase up to 180,000 shares of Series A Stock would convert into one share of Common Stock, if and when such shares are acquired and converted. No consideration was paid or received by Mark Capital in connection with these agreements or the conversion of outstanding Series A Stock.
In February 2007, Mark Capital sold 993,009 shares of Common Stock of the Issuer in a series of private sales.
In October 2004, Mr. Levine, as custodian for his children, purchased an aggregate of 500,000 shares of Series A Stock from Goldman for an aggregate purchase price of $13,347.34. In November 2004, the Issuer issued to Mr. Levine, as custodian for his children, an aggregate of 240,000 shares of Common Stock for an aggregate purchase price of $12,000. The source of the funds for the acquisition of securities described in this paragraph was the personal funds of Mr. Levine.
In February 2006, Mr. Levine, as custodian for his children, agreed with the Issuer to convert all of the shares of Series A Stock held by Mr. Levine, as custodian for his children, into 750,000 shares of Common Stock (a conversion rate of 1.5 shares of Common Stock for each share of Series A Stock). No consideration was paid or received by Mr. Levine, as custodian for his children, in connection with this agreement or the conversion of outstanding Series A Stock.
From January 2005 through September 2005, the Evan M. Levine Roth IRA, of which Mr. Levine is a beneficiary, purchased an aggregate of 35,220 shares of Common Stock on the open market for an aggregate purchase price of $23,976.64. The source of the funds for the acquisition of securities described in this paragraph was the personal funds of Mr. Levine.
Mr. Levine has retained voting and dispositive control of each of the securities of the Issuer described in this Item 3.
Item 4. Purpose of Transaction.
Mark Capital and Mr. Levine, as custodian for his children, acquired the shares of Common Stock, the Warrants and Series A Stock for investment. Over time, Mark Capital and Mr. Levine, as custodian for his children, will review their respective investments in the securities of the Issuer and may, at such time and from time to time, determine to acquire additional securities of the Issuer or to dispose of all or any portion of the securities of the Issuer beneficially held by them at any time. Except as stated below, neither Mark Capital nor Mr. Levine has any plans or proposals which relate to or would result in:
(a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;
(e) A material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
According to the Issuer’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006, there were 30,679,538 shares of Common Stock outstanding as of November 9, 2006. The percentages of shares of Common Stock beneficially held by Mark Capital and Mr. Levine set forth below are based on the foregoing outstanding share figure.
(a) Mark Capital beneficially owns 2,945,000 shares of Common Stock, which constitutes 7.1% of the outstanding shares of Common Stock. Mr. Levine is the managing member of Mark Capital and in such capacity has the sole power to vote and dispose of such shares.
Mr. Levine beneficially owns 3,970,220 shares of Common Stock (which includes (i) 2,945,000 shares of Common Stock beneficially owned by Mark Capital, (ii) 990,000 shares of Common Stock held by Mr. Levine as custodian for his children, and (iii) 35,220 shares of Common Stock held by the Evan M. Levine Roth IRA), which constitutes 9.6% of the outstanding shares of Common Stock. Mr. Levine has the sole power to vote and dispose of such shares.
(b) As to the shares of Common Stock beneficially owned by Mark Capital, the number of shares as to which Mark Capital has:
     (i) Sole power to vote or to direct the vote: 3,970,220

     (ii) Shared power to vote or to direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 3,970,220
     (iv) Shared power to dispose or to direct the disposition of: 0

     As to the shares of Common Stock beneficially owned by Mr. Levine, the number of shares as to which Mr. Levine has:
     (i) Sole power to vote or to direct the vote: 3,970,220
     (ii) Shared power to vote or to direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 3,970,220

     (iv) Shared power to dispose or to direct the disposition of: 0
(c) In February 2007, Mark Capital sold 993,009 shares of Common Stock of the Issuer in a series of private sales.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following:
Mark Capital entered into a series of Stock Purchase Agreements, each dated February 6, 2007, with SDS Capital Group SPC, Ltd., Barry Alter, Craig Pierson, Harrison Mullin, Michael Stone, Robert Nathan, Rodney Yee, Sydney F. Anning, Rick van den Toorn, and Robert & Lisa Allegra, pursuant to which Mark Capital sold an aggregate total of 993,009 shares of Common Stock to such parties.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended to add the following exhibits:

Exhibit 7.11	Stock Purchase Agreement, dated February 6, 2007, between Barry Alter and Mark Capital, LLC.
Exhibit 7.12	Stock Purchase Agreement, dated February 6, 2007, between SDS Capital Group, Ltd. and Mark Capital, LLC.
Exhibit 7.13	Stock Purchase Agreement, dated February 6, 2007, between Craig Pierson and Mark Capital, LLC.
Exhibit 7.14	Stock Purchase Agreement, dated February 6, 2007, between Harrison Mullin and Mark Capital, LLC.
Exhibit 7.15	Stock Purchase Agreement, dated February 6, 2007, between Michael Stone and Mark Capital, LLC.
Exhibit 7.16	Stock Purchase Agreement, dated February 6, 2007, between Robert Nathan and Mark Capital, LLC.
Exhibit 7.17	Stock Purchase Agreement, dated February 6, 2007, between Rodney Yee and Mark Capital, LLC.
Exhibit 7.18	Stock Purchase Agreement, dated February 6, 2007, between Sydney F. Anning and Mark Capital, LLC.
Exhibit 7.19	Stock Purchase Agreement, dated February 6, 2007, between Robert & Lisa Allegra and Mark Capital, LLC.
Exhibit 7.20	Stock Purchase Agreement, dated February 6, 2007, between Rick van den Toorn and Mark Capital, LLC.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2007

/s/ Evan Levine
Evan Levine, Individually
MARK CAPITAL, LLC

By:	/s/ Evan Levine
Evan Levine, its managing member